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SEC FILE NUMBER
001-10883

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Wabash National Corporation

Full Name of Registrant

Former Name if Applicable

1000 Sagamore Parkway South

Address of Principal Executive Office (Street and Number)
Lafayette, IN 47905

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Wabash National Corporation (“the Company”) is not filing its Quarterly Report on Form 10-Q for the quarter ending March 31, 2009 (the “Form 10-Q”), in a timely manner because it is addressing issues related to its financial position and liquidity needs. In light of recent and ongoing economic conditions, the Company’s operating results have been negatively impacted and events of defaults occurred under the Company’s Second Amended and Restated Loan and Security Agreement (the “Revolving Credit Facility”) subsequent to the quarter ending March 31, 2009.

On April 28, 2009, the Company entered into a Forbearance Agreement and Third Amendment to Second Amended and Restated Loan and Security Agreement (the “Forbearance Agreement”) with the lenders under the Revolving Credit Facility. The Company is currently in continued negotiations with its lenders on the terms of a comprehensive amendment to the Revolving Credit Facility; however, there can be no assurances that an amendment will be obtained. In addition, as part of addressing its financial position and liquidity needs, the Board of Directors has authorized management to pursue and evaluate a wide range of strategic alternatives. Strategic alternatives being considered include, but are not limited to, select business divestitures, changes to our capital structure, a possible sale, merger or other business combination. There can be no assurance that this evaluation will result in any specific transaction.

Because the Company has had to focus on addressing its financial position and liquidity needs, evaluating various strategic alternatives available for the Company, completing the Forbearance Agreement, and conducting discussions regarding an amendment to the Revolving Credit Facility, the Company is unable to file the Form 10-Q within the prescribed period of time. Additional time is required to finalize the Form 10-Q. The Company anticipates that the filing of its Form 10-Q for the quarter ending March 31, 2009 will occur prior to May 15, 2009.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Robert J. Smith	(765)	771-5300
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ending March 31, 2009, results of operations are expected to decline significantly year over year as new trailer volumes declined 57%, compared to the prior year period coupled with higher material costs similar to those experienced in the quarter ending December 31, 2008. This decrease is the result of a continued weak market demand as the Company continues to be effected by, and concerned with, the global economy, especially credit markets, as well as the decline in the housing and construction-related markets in the U.S. As of the date of this Form 12b-25, the Company has not completed its financial reporting process for the fiscal quarter ended March 31, 2009, so it is not yet in a position to quantify the differences between the comparable periods.

Wabash National Corporation
(Title of Registrant)

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2009	By	/s/ Robert J. Smith

Robert J. Smith
Senior Vice President and Chief Financial Officer